

Mail Stop 7010

February 25, 2009

By U.S. Mail and Facsimile

Mr. Philip O. Strawbridge
Chief Financial Officer
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, UT 84101

>   **Re: EnergySolutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
>   **File No. 001-33830**

Dear Mr. Strawbridge:

        We have reviewed your response letter dated February 19, 2009 and have the
following additional comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. After reviewing this
information, we may or may not raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 1

Compensation Discussion and Analysis, page 1

1.   We note your response to comment 1 in our letter dated February 9, 2009, that
        "holdings in ENV are no longer a component of [y]our compensation program for
        executives." However, please ensure that you include in your summary
        compensation table and address in your compensation discussion and analysis any
        profits or interests derived by your named executive officers from their ENV
        interests over the last fiscal year, including the cash payments that you disclose in
        your Form 8-K/A filed February 17, 2009. In your discussion of the cash
        payments that were made in connection with ENV's distribution of your shares,
        please explain the business reasons for making these payments and for ENV's
        distribution of shares. See Items 402(b), (c), and (e), as well as Instruction 2 to
        Item 402(b), of Regulation S-K. In addition, as you noted in your response letter
        dated February 19, 2009, please also clarify in future filings that interests in ENV
        will no longer be an element of your executive compensation.

2.   The relationship that you had with ENV up until February 13, 2009, appears to have involved one or more "related person" transactions. As such, please ensure that you provide in future filings the disclosure required by Item 404 of Regulation S-K with respect to these transactions.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief